Filed by Rosecliff Acquisition Corp I
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Rosecliff Acquisition Corp I
Commission File No.: 001-40058
Date: July 24, 2023

The following is a full transcript of an interview made available by https://www.proactiveinvestors.com/ on July 24, 2023.

Steve (00:06):

All right. Welcome back inside our Proactive newsroom, and joining me now is Vince Capone. He is the general counsel for Spectral MD Holdings. Vince, it's good to see you. How are you?

Vince Capone (00:15):

Good. Thanks, Steve. How are you?

Steve (00:17):

I'm doing well. Doing well. Excited to learn a little bit more about what's been going on with the company. I know you've been extremely busy, especially your side of things as well, so maybe give us a bit of an introduction to the company and more importantly, this DeepView wound imaging technology you're developing.

Vince Capone (00:31):

Sure. Sure. Well, Spectral has been around for about a decade located here in Dallas, Texas. DeepView is our digital wound assessment tool for an analysis and diagnosis of wound healing, as well as a rapid and accurate wound size measurement and documentation. It is really based on our proprietary and breakthrough AI platform. It's multi-spectral imaging. And frankly, we've had thousands of images and we currently have a portfolio of about 263 billion pixels of clinically validated data points to support advancement of our artificial intelligence. The goal for us really is for DeepView to become the go-to imaging tool for both acute and chronic wound care. For acute care, for us currently we're focused on our burn indication. And for chronic wounds, we're actually focused on diabetic foot ulcers.

Steve (01:29):

Okay. I know that you had some news out recently about a merger with Rosecliff. Maybe you can sort of talk us through a bit of that and what that means for the company in general.

Vince Capone (01:41):

Sure. Yeah, so the planned merger with Rosecliff is really a vehicle for us to migrate Spectral MD from our current listing on the AIM market in on the London Stock Exchange to a Nasdaq listing. It's really an opportunity for us to align our interests with our stockholders and give us an opportunity for more capital and opportunities for our US and investors to participate in the growth of the company through a new Nasdaq listing which we will acquire once we complete the merger with Rosecliff.

Steve (02:17):

Yeah, it really does open you up not only to a lot of investors in the United States, but also those firms that are looking for medical companies and things like that as well. A lot of people put eyes on the Nasdaq.

Vince Capone (02:30):

Yeah, I think that's a fair assessment. I mean, for us, we've had a successful run on AIM since 2021. And I think for us it's an opportunity for us to continue to grow. The company's doing exceedingly well and we think that moving, migrating to a Nasdaq listing will help us both for future capital opportunities and for future expansion and value to our shareholders.

Steve (02:55):

Yeah. You mentioned the company's doing well. And you just look back at some of the recent news releases, you can see how well the company is doing. There has not really been a lot of, I would guess, movement in this particular industry when you talk about wound care. And it seems like your technology has really sort of taken this and the company really to another level. Is that fair to say?

Vince Capone (03:16):

I mean, I think that's fair to say. I mean, we think we have such breakthrough diagnostic technology that it's imperative for our technology, especially with the deep AI support that we have in our own breakthrough proprietary, multi-Spectral imaging platform. It is just an opportunity for us to really leverage that. And frankly, we're excited about the possibilities on where this technology can take us from a diagnostic tool for clinicians, for patients, for insurers. It's a win-win-win across the board.

Steve (03:55):

Yeah. I just want to ask you quickly about growth potential and growth prospects. I know that trying to get onto the Nasdaq and eventually getting onto the Nasdaq obviously will be significant for the company. Is that the general plan, as you see it, to really take that growth and really push it through the Nasdaq?

Vince Capone (04:13):

I think that's a fair statement. I mean, for us, getting on a Nasdaq listing, it's not an endpoint. It's just a process along the path for us to really grow the company. It's just an opportunity for us to leverage what we have, get on Nasdaq and use it as a platform to us to continue to expand. Whether it's through internal growth or external acquisitions, it's an opportunity for us to continue to grow our diagnostic tool across multiple indications.

Steve (04:42):

Absolutely. Makes a lot of sense. Well, Vince, good luck with everything. Exciting times for the company, I know. And I know there's still a lot of work ahead and we appreciate your time and getting us up to date on where you're at.

Vince Capone (04:53):

Thanks, Steve. Appreciate it.

Steve (04:55):

All right, there's Vince Capone, the general counsel for Spectral MD Holdings.